SECURITIES AND EXCHANGE COMMISSION
                         450 North Fifth Street, N. W.
                            Washington, D. C. 20549

                               -----------------

                                  FORM U-3A-2

                                                               File No. 69-262

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 From the Provisions of the Public Utility Holding Company Act of 1935.


                          NATIONAL GAS & OIL COMPANY
                               (Name of company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state or organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

National Gas & Oil Company (claimant) is incorporated in the State of Ohio and is located at 1500 Granville Road, Newark, Ohio
43055.

Claimant is a holding company, holding:

     (1) 100% of the common stock of National Gas & Oil Corporation ("National Gas") an intrastate gas public utility engaged in the distribution of natural gas in East Central Ohio.

     (2) 100% of the common stock of Producers Gas Sales, Inc. ("Producers Gas Sales"), a company engaged in the marketing of natural gas from off-system suppliers to off-system customers.

     (3) 100% of the common stock of NGO Development Corporation ("NGO Development"), an oil and gas production and development company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     The claimant was organized on March 24, 1981 for the purpose of serving as the holding company for National Gas & Oil Corporation, National Production Corporation, which has been merged into NGO Development Corporation, Producers Gas Sales, Inc., NGO Development Corporation, Coshocton Energy Corporation, a subsidiary of NGO Development which was merged into NGO Development effective January 1, 1995, and any other future subsidiaries. It holds the shares of stock of the above named companies, cash, intercompany notes, two office, warehouse, shop buildings in Zanesville, Ohio and the corporate offices in Newark, Ohio.

     National Gas & Oil Corporation owns and operates a system consisting of approximately 1,347 miles of distribution, transmission and gathering mains, ranging in size from one inch to 16 inches in diameter. The mains are located on easements or private rights-of-way. In addition, the Company owns and operates seven gathering compressor stations and one distribution (main line boost) compressor station consisting of 2,242 brake horsepower. Five of these compressor stations are situated on lands totaling 19.77 acres owned by National Gas.

     Complementing the above pipeline and compressor station facilities, National Gas also owns and operates three underground natural gas storage fields. These fields have a combined estimated reservoir capacity of 5,300,000 Mcf, and consist of 44 wells and six compressors, totaling 2,650 brake horsepower. The majority of the subsurface rights are held by lease with
955.39 acres held in fee.

     National Gas owns workhouses, garages, offices, shops and various metering and regulating buildings in its operating area. These facilities are located on 35.42 acres and are owned in fee.

     NGO  Development   properties  consist  of  592  wholly  or  partly-owned
producing gas and oil wells.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

     Distributed to retail customers 2,905,879 Mcf of natural gas in 1995.

     (b) Number of kwh. of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          In 1995, did not sell natural gas to any retail customers outside the State, pursuant to Federal Energy Regulatory Commission fuel oil displacement program 18CFR284.200 et seq.

     (c) Number of kwh. of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized, or at the State line.

          Neither sold or distributed natural or manufactured gas at wholesale outside of Ohio in 1995.

     (d) Number of kwh. of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the state line.

          Purchased from its interstate suppliers at the state line or within the boundary of Ohio, approximately 3,519,365 Mcf of natural gas.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Not applicable.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Not applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          Not applicable.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Not applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Not applicable.

EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year are attached hereto and made a part hereof.


EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding- company system is not required with this filing.


                                   SIGNATURE

     The Company has caused this statement to be duly signed on its behalf by its authorized officer in the city of Newark and State of Ohio, on the 26th day of February, 1996.


      Attest:                              NATIONAL GAS & OIL COMPANY
                                                (Name of Company)

                                      By /s/ John B. Denison
                                             --------------------------
                                             John B. Denison, Vice
                                             President and Secretary


     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed: JOHN B. DENISON, VICE PRESIDENT AND SECRETARY, 1500 GRANVILLE ROAD, P. O. BOX 4970, NEWARK, OHIO 43058-4970.

                          NATIONAL GAS & OIL COMPANY
                         CONSOLIDATED INCOME STATEMENT
                        FOR THE YEAR ENDED DECEMBER 31

                                        1994              1994       VARIATION
                                    -----------       -----------   -----------

OPERATING REVENUE ................    $48,118,835    $61,722,792   $(13,603,957)

OPERATING EXPENSE
  PURCHASED GAS ..................     27,111,748     41,256,749    (14,145,001)
  OPERATION & MAINTENANCE ........      9,045,033      8,684,010        361,023
  DEPRECIATION & DEPLETION .......      3,437,538      3,318,064        119,474
  GENERAL TAXES ..................      3,303,802      3,124,163        179,639
  INTEREST CHARGES ...............        981,197        887,947         93,250
                                      -----------    -----------    -----------

  TOTAL OPERATING EXPENSES .......     43,879,318     57,270,933    (13,391,615)

OTHER INCOME .....................        186,753        376,778       (190,025)

INCOME BEFORE FIT ................      4,426,270      4,828,637       (402,367)

FEDERAL INCOME TAXES .............      1,195,900      1,339,189       (143,289)
                                      -----------    -----------    -----------

NET INCOME .......................    $ 3,230,370    $ 3,489,448       (259,078)
                                      ===========    ===========    ===========

EARNINGS PER SHARE ...............    $      0.47    $      0.51    $      0.04
                                      ===========    ===========    ===========

AVERAGE SHARES OUTSTANDING .......      6,860,589      6,860,589              0
                                      ===========    ===========    ===========

                        NATIONAL GAS & OIL CORPORATION
                               INCOME STATEMENT
                         FOR PERIOD ENDED DECEMBER 31

                                         1995            1994         VARIATION
                                     ------------     ----------    ------------

OPERATING REVENUES
  GAS SALES .......................   $ 19,366,839    $21,271,055   $(1,904,216)
  TRANSPORTATION ..................      6,421,691      5,932,681       489,010
                                      ------------    -----------   -----------

    TOTAL OPERATING REVENUES ......     25,788,530     27,203,736    (1,415,206)

OPERATING EXPENSE
  OPERATION
    PURCHASED GAS .................      9,963,718     12,568,120    (2,604,402)
    OTHER .........................      5,450,268      4,842,162       608,106
  MAINTENANCE .....................        981,492      1,045,743       (64,251)
  DEPRECIATION ....................      1,729,073      1,590,972       138,101
  GENERAL TAXES ...................      3,061,753      2,937,865       123,888
                                      ------------    -----------   -----------

    TOTAL OPERATING EXPENSES ......     21,186,304     22,984,862    (1,798,558)

OPERATING INCOME ..................      4,602,226      4,218,874       383,352

OTHER INCOME AND DEDUCTIONS
  INTEREST INCOME .................         87,212        115,434       (28,222)
  INTERCOMPANY INTEREST INCOME ....         90,900         99,087        (8,187)
  OTHER ...........................        (44,857)        99,491      (144,348)
                                      ------------    -----------   -----------

    TOTAL OTHER INCOME
      & DEDUCTIONS ................        133,255        314,012      (180,757)

INCOME BEFORE INTEREST CHARGES ....      4,735,481      4,532,886       202,595

INTEREST CHARGES
  SHORT-TERM DEBT .................         38,405         40,635        (2,230)
  INTERCOMPANY INTEREST CHARGES ...              0         24,251       (24,251)
  LONG TERM DEBT INTEREST EXPENSE .        397,800        309,925        87,875
  OTHER ...........................         27,661         25,090         2,571
                                      ------------    -----------   -----------

    TOTAL INTEREST CHARGES ........        463,866        399,901        63,965

INCOME BEFORE FEDERAL
  INCOME TAX ......................      4,271,615      4,132,985       138,630

FEDERAL INCOME TAX ................      1,413,825      1,327,466        86,359
                                      ------------    -----------   -----------

NET INCOME ........................   $  2,857,790    $ 2,805,519   $    52,271
                                      ============    ===========   ===========

                          NGO DEVELOPMENT CORPORATION
                         CONSOLIDATED INCOME STATEMENT
                        FOR THE YEAR ENDED DECEMBER 31

                                         1995            1994         VARIATION
                                     ------------     ----------    ------------
OPERATING REVENUE
  GAS SALES .......................   $ 20,022,306    $26,460,769   $(6,438,463)
  OIL SALES .......................        566,926        638,156       (71,230)
  SERVICE REVENUE .................         36,126        102,214       (66,088)
  OTHER INCOME ....................         61,888         74,450       (12,562)
                                      ------------    -----------   -----------

    TOTAL OPERATING REVENUES ......     20,687,246     27,275,589    (6,588,343)

OPERATING EXPENSES
  OPERATION .......................      1,633,573      1,744,183      (110,610)
  DEPRECIATION ....................        351,845        350,702         1,143
  DEPLETION .......................      1,292,722      1,312,572       (19,850)
  AMORTIZATION ....................         11,052         11,052             0
  PURCHASED GAS ...................     15,521,065     21,524,667    (6,003,602)
  GENERAL AND ADMINISTRATIVE ......        844,245        947,793      (103,548)
  GENERAL TAXES ...................        184,800        151,075        33,725
  INTERCOMPANY INTEREST CHARGES ...        205,519         95,883       109,636
  INTEREST CHARGES ................        461,482        461,253           229
                                      ------------    -----------   -----------

    TOTAL OPERATING EXPENSES ......     20,506,303     26,599,180    (6,092,877)

INCOME FROM OPERATIONS ............        180,943        676,409      (495,466)

INCOME FROM EQUITY INVESTMENT .....              0              0             0

FEDERAL INCOME TAXES ..............       (208,988)         5,591      (214,579)
                                      ------------    -----------   -----------


NET INCOME ........................   $    389,931    $   670,818   $  (280,887)
                                      ============    ===========   ===========

                           PRODUCERS GAS SALES, INC.
                               INCOME STATEMENT
                         FOR PERIOD ENDED DECEMBER 31

                                         1995            1994         VARIATION
                                     ------------     ----------    ------------

OPERATING REVENUES ...............   $ 7,594,478    $ 14,110,188    $(6,515,710)

OPERATING EXPENSE
  PURCHASED GAS ..................     7,103,549      13,435,246     (6,331,697)
  TRANSPORTATION .................        66,071         233,729       (167,658)
  STORAGE EXPENSE ................       371,888         287,262         84,626
  GENERAL AND ADMINISTRATIVE .....       131,473         124,596          6,878
  GENERAL TAXES ..................        25,499          12,283         13,216
                                     -----------    ------------    -----------

    TOTAL OPERATING EXPENSES .....     7,698,480      14,093,116     (6,394,635)

INTEREST INCOME ..................        35,577          20,617         14,960

SHORT-TERM DEBT INTEREST EXPENSE .             0             300           (300)

INTERCOMPANY INTEREST EXPENSE ....        97,062         100,177         (3,115)

OTHER INCOME .....................         5,128           2,777          2,352
                                     -----------    ------------    -----------


INCOME (Loss) BEFORE FEDERAL
  INCOME TAX .....................      (160,359)        (60,011)      (100,348)

FEDERAL INCOME TAX ...............       (54,522)        (20,404)       (34,118)
                                     -----------    ------------    -----------

NET INCOME (Loss) ................   $   105,837    $    (39,607)   $    66,230
                                     ===========    ============    ===========

                          NATIONAL GAS & OIL COMPANY
                          CONSOLIDATED BALANCE SHEET
                                    ASSETS
                               DECEMBER 31, 1995

                                                        NATIONAL
                                                        GAS & OIL
                                                         COMPANY
                                                      CONSOLIDATED
                                                      ------------

PROPERTY, PLANT & EQUIPMENT ......................... $90,960,798
LESS ACCUMULATED DEPRECIATION .......................  31,309,019

  NET PROPERTY, PLANT & EQUIPMENT ...................  59,651,779

CURRENT ASSETS
  CASH ..............................................     448,250
  SHORT TERM INVESTMENTS ............................     782,788
  ACCOUNTS RECEIVABLE - NET .........................  10,285,798
  GAS IN STORAGE ....................................   2,321,552
  MATERIALS & SUPPLIES ..............................     980,787
  PREPAID TAXES .....................................   2,896,527
  UNRECOVERED GAS COST ..............................    (141,501)
  PREPAID INSURANCE & OTHER .........................     374,663
  DEFERRED TAXES ....................................       2,668
                                                      -----------

    TOTAL CURRENT ASSETS ............................  17,951,532

OTHER ASSETS
  PREPAID FIT & OTHER ...............................       2,460
  DUE FROM RATEPAYERS ...............................     397,668
  INVESTMENT IN ALESTRA .............................     213,973
                                                      -----------

    TOTAL ASSETS .................................... $78,217,412
                                                      ===========

                                                                       PAGE 5A

                         CAPITALIZATION & LIABILITIES
                               DECEMBER 31, 1995

                                                        NATIONAL
                                                        GAS & OIL
                                                         COMPANY
                                                      CONSOLIDATED
                                                      ------------
CAPITALIZATION
  COMMON STOCK ...................................... $ 7,018,512
  CAPITAL SURPLUS ...................................  31,353,832
  RETAINED EARNINGS .................................   3,848,187
  TREASURY STOCK ....................................  (1,550,509)
                                                      -----------

    TOTAL CAPITALIZATION ............................  40,670,022

LONG TERM DEBT ......................................  10,629,442

CURRENT LIABILITIES
  CURRENT MATURITIES ................................   1,327,264
  SHORT TERM BANK LOANS .............................   1,350,000
  ACCOUNTS PAYABLE ..................................   5,491,004
  ACCRUED TAXES .....................................   4,318,683
  RATE REFUNDS DUE CUSTOMERS ........................     135,157
  DEFERRED TAXES ....................................    (328,388)
  OTHER .............................................   1,627,140
                                                      -----------

    TOTAL CURRENT LIABILITIES ....................... $13,920,860

DEFERRED CREDITS
  DEFERRED COMPENSATION & OTHER .....................   3,517,511
  DEFERRED TAXES ....................................   8,112,490
  INVESTMENT TAX CREDITS ............................   1,084,188
  DUE TO RATEPAYERS .................................     282,899
                                                      -----------

    TOTAL DEFERRED CREDITS ..........................  12,997,088

TOTAL CAPITALIZATION & LIABILITIES .................. $78,217,412
                                                      ===========

                        NATIONAL GAS & OIL CORPORATION
                                    ASSETS
                               DECEMBER 31, 1995

                                                       NATIONAL
                                                       GAS & OIL
                                                      CORPORATION
                                                      -----------

PROPERTY, PLANT & EQUIPMENT ......................... $62,444,717
LESS ACCUMULATED DEPRECIATION .......................  22,199,392

  NET PROPERTY, PLANT & EQUIPMENT ...................  40,245,325

CURRENT ASSETS
  CASH ..............................................     264,432
  ACCOUNTS RECEIVABLE - NET .........................   3,604,666
  GAS IN STORAGE ....................................   1,984,892
  MATERIALS & SUPPLIES ..............................     768,493
  PREPAID TAXES .....................................   2,896,527
  UNRECOVERED GAS COST ..............................    (141,501)
  PREPAID INSURANCE & OTHER .........................     303,270
  INTERCOMPANY ACCOUNTS .............................   1,007,923
                                                      -----------

    TOTAL CURRENT ASSETS ............................  10,688,702

OTHER ASSETS
  DUE FROM RATEPAYERS ...............................     397,668

    TOTAL ASSETS .................................... $51,331,695
                                                      ===========

                                                                       PAGE 6A
                        NATIONAL GAS & OIL CORPORATION
                         CAPITALIZATION & LIABILITIES
                               DECEMBER 31, 1995

                                                        NATIONAL
                                                       GAS & OIL
                                                      CORPORATION
                                                      -----------
CAPITALIZATION
  COMMON STOCK .....................................  $ 2,003,266
  CAPITAL SURPLUS ..................................    4,530,743
  RETAINED EARNINGS ................................   21,993,087
                                                      -----------

    TOTAL CAPITALIZATION ...........................   28,527,096

LONG TERM DEBT .....................................    6,000,000

CURRENT LIABILITIES
  SHORT TERM BANK LOANS ............................    1,350,000
  ACCOUNTS PAYABLE .................................      979,274
  ACCRUED TAXES ....................................    4,092,939
  RATE REFUNDS DUE CUSTOMERS .......................      135,157
  DEFERRED TAXES ...................................     (328,388)
  OTHER ............................................    1,278,734
                                                      -----------

    TOTAL CURRENT LIABILITIES ......................  $ 7,507,716

DEFERRED CREDITS
  DEFERRED COMPENSATION & OTHER ....................    3,460,441
  DEFERRED TAXES ...................................    4,516,994
  INVESTMENT TAX CREDITS ...........................    1,036,549
  DUE TO RATEPAYERS ................................      282,899
                                                      -----------

    TOTAL DEFERRED CREDITS .........................    9,296,883

TOTAL CAPITALIZATION & LIABILITIES .................  $51,331,695
                                                      ===========

                           PRODUCERS GAS SALES, INC.
                                 BALANCE SHEET
                                    ASSETS
                               DECEMBER 31, 1995

                                                      PRODUCERS GAS
                                                       SALES, INC.
                                                      -------------

PROPERTY, PLANT & EQUIPMENT ......................... $         0
LESS ACCUMULATED DEPRECIATION .......................           0
LESS PROPERTY RELATED DEFERRED TAXES ................           0
                                                      -----------

  NET PROPERTY, PLANT & EQUIPMENT ...................           0

CURRENT ASSETS
  CASH ..............................................      15,229
  SHORT TERM INVESTMENTS ............................     580,753
  ACCOUNTS RECEIVABLE - NET .........................   2,497,113
  GAS IN STORAGE ....................................     336,660
  PREPAID INSURANCE & OTHER .........................       2,211
  INTERCOMPANY ACCOUNTS .............................     214,553
                                                      -----------

    TOTAL ASSETS .................................... $ 3,646,519
                                                      ===========

                                                                       PAGE 7A

                           PRODUCERS GAS SALES, INC.
                         CAPITALIZATION & LIABILITIES
                               DECEMBER 31, 1995


                                                      PRODUCERS GAS
                                                       SALES, INC.
                                                      -------------
CAPITALIZATION
  COMMON STOCK ...................................... $       500
  CAPITAL SURPLUS ...................................           0
  RETAINED EARNINGS .................................     307,347
                                                      -----------

    TOTAL CAPITALIZATION ............................     307,847

LONG TERM DEBT ......................................           0

CURRENT LIABILITIES
  CURRENT MATURITIES ................................           0
  SHORT TERM BANK LOANS .............................           0
  ACCOUNTS PAYABLE ..................................   3,381,160
  ACCRUED TAXES .....................................     (42,488)
                                                      -----------

    TOTAL CURRENT LIABILITIES .......................   3,338,672

OTHER ...............................................           0

TOTAL CAPITALIZATION & LIABILITIES .................. $ 3,646,519
                                                      ===========

                          NGO DEVELOPMENT CORPORATION
                                 BALANCE SHEET
                                    ASSETS
                               DECEMBER 31, 1995

                                                          NGO
                                                      DEVELOPMENT
                                                      CORPORATION
                                                      -----------

PROPERTY, PLANT & EQUIPMENT ......................... $26,818,775
LESS ACCUMULATED DEPRECIATION .......................   8,403,877

  NET PROPERTY, PLANT & EQUIPMENT ...................  18,414,898

CURRENT ASSETS
  CASH ..............................................       9,558
  SHORT TERM INVESTMENTS ............................     202,035
  ACCOUNTS RECEIVABLE - NET .........................   4,181,733
  MATERIALS & SUPPLIES ..............................     212,294
  PREPAID INSURANCE & OTHER .........................      69,183
  INTERCOMPANY ACCOUNTS .............................  (4,930,694)
                                                      -----------

    TOTAL CURRENT ASSETS ............................    (255,891)

OTHER ASSETS
  PREPAID FIT & OTHER ...............................       1,450
  INVESTMENT IN ALESTRA .............................     213,973

    TOTAL ASSETS .................................... $18,374,430
                                                      ===========

                                                                       PAGE 8A

                          NGO DEVELOPMENT CORPORATION
                         CAPITALIZATION & LIABILITIES
                               DECEMBER 31, 1995

                                                          NGO
                                                      DEVELOPMENT
                                                      CORPORATION
                                                      -----------
CAPITALIZATION
  COMMON STOCK ...................................... $   100,000
  CAPITAL SURPLUS ...................................   2,271,826
  RETAINED EARNINGS .................................   5,383,818
                                                      -----------

    TOTAL CAPITALIZATION ............................   7,755,644

LONG TERM DEBT ......................................   4,037,500

CURRENT LIABILITIES
  CURRENT MATURITIES ................................   1,300,000
  ACCOUNTS PAYABLE ..................................   1,130,570
  ACCRUED TAXES .....................................     125,152
  OTHER .............................................     335,638
                                                      -----------

    TOTAL CURRENT LIABILITIES .......................   2,891,360

DEFERRED CREDITS
  DEFERRED COMPENSATION & OTHER .....................      57,070
  DEFERRED TAXES ....................................   3,585,217
  INVESTMENT TAX CREDITS ............................      47,639
                                                      -----------

    TOTAL DEFERRED CREDITS ..........................   3,689,926

TOTAL CAPITALIZATION & LIABILITIES .................. $18,374,430
                                                      ===========

                                      17